June 5, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:		Elaine Wolff
Michael McTiernan

	Re:	Limelight Networks, Inc.
Registration Statement on Form S-1
File No. 333-141516

Acceleration Request

		Requested Date:	June 7, 2007
		Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Limelight Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-141516) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company also requests that the registration statement on Form 8-A (File No. 001-33508) filed with the Commission on May 30, 2007 be declared effective concurrently with the Registration Statement.
     The Company hereby authorizes Mark L. Reinstra or Alexander D. Phillips of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.
     In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, LIMELIGHT NETWORKS, INC.
By:	/S/ JEFFREY W. LUNSFORD
Jeffrey W. Lunsford
President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Matthew Hale
Limelight Networks, Inc.

Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

June 5, 2007
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

Re:	Limelight Networks, Inc.
Filed on Form S-1
Registration No. 333-141516
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between May 21, 2007 and the date hereof 13,460 copies of the Preliminary Prospectus dated May 21, 2007 were distributed as follows: 9,731 to 5 prospective underwriters; 3,551 to 3,551 institutional investors; 140 to 2 prospective dealers; 8 to 7 individuals; 9 to 3 rating agencies and 21 to 17 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on June 7, 2007 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
JEFFERIES & COMPANY, INC.
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
PIPER JAFFRAY & CO.
As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)